--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                             ----------------------

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

             Report on Form 6-K dated for the month of February 2008

                             ----------------------

                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

                             ----------------------

                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

                             ----------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F     X     Form 40-F
                              -----                   -----

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                       Yes                  No
                           -----               -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ) [GRAPHIC OMITTED]


--------------------------------------------------------------------------------


Enclosure:  February 26, 2008

--------------------------------------------------------------------------------
                    FOURTH QUARTER AND FULL YEAR 2007 RESULTS
--------------------------------------------------------------------------------

Homex Reports Solid Fourth Quarter and Full Year 2007 Results Exceeding the Higher Range of Yearly Guidance.

--------------------------------------------------------------------------------

Culiacan Mexico, February 26, 2008--Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") [NYSE: HXM, BMV: HOMEX] today announced financial results for the fourth quarter and full year ended December 31, 2007(1).

Highlights

o Total revenues in the 2007 fourth quarter increased 22.0% to Ps.5.5 billion (US$506 million) from Ps.4.5 billion (US$414 million) in the year-ago period. For the full year 2007, revenues rose 20.3% to Ps.16.1 billion (US$1.5 billion), which falls in the top range of the Company's annual guidance for the year.

o Earnings before interest, taxes, depreciation and amortization (EBITDA) during the recent quarter was Ps.1.4 billion (US$125 million), a 29.7% increase from the Ps.1.1 billion (US$96 million) reported in the fourth quarter of 2006. For the full year, EBITDA grew 27.6%.

o EBITDA margin increased 146 basis points to 24.7% in the fourth quarter of 2007 from 23.2% in the fourth quarter of 2006. For the year, EBITDA margin was 25.1%, an increase of 143 basis points from 23.6% in 2006. Adjusted for tax recoveries, EBITDA margin for the fourth quarter remained stable at 23.3%; for the year EBITDA margin increased to 23.6%.

o Net income increased 149.4% in the fourth quarter of 2007 to Ps.734 million (US$67 million) from Ps.294 million (US$27 million) in the fourth quarter of 2006. For the year, net income increased 57.7% to Ps. 2.2 billion (US$201 million) from 1.4 billion (US$128 million) in 2006. Net income adjusted for tax recoveries increased 45.6% to Ps.2.0 billion (US$186 million) for the year.

o In the fourth quarter, total homes sold increased 18.4%. Increased availability of financing from all sources, particularly INFONAVIT, contributed to the higher volume of sales of affordable entry-level homes, which rose 19.5% during the quarter. Total volume for the year rose 17.1%.


(1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of December 31, 2007 in accordance with Mexican Financial Reporting Standards, reffered to as MFRS. The symbols "Ps." and "$"refer to Mexican pesos and "US$" refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and estimated using an exchange rate Ps.10.90 per US$1.00 The fourth quarter and full year 2007 financial information is unaudited and is subject to adjustment.

"Our strong 2007 financial and operating results reflect Homex's expanding leadership in the homebuilding industry," said Gerardo de Nicolas, Chief Executive Officer of Homex. "During the year, we continued our expansion strategy in attractive markets in Mexico, invested in new construction technologies and addressed new market opportunities that leverage the positive industry trends and high-growth potential in new markets within Mexico. The Company not only delivered on its annual guidance but remains well positioned and committed to outpace our industry in the rate of revenue growth by maximizing our advanced information technology systems and continuing to execute our proven and replicable business model."

---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL AND OPERATING HIGHLIGHTS                                                                     TWELVE MONTHS
--------------------------------------------------------------------------------------   ----------------------------------------
Thousands of constant pesos as of
December 31, 2007, unless otherwise
indicated                                         4Q'07          4Q'06         % Chg.        2007           2006          % Chg.
---------------------------------------------  -----------    -----------    ----------   -----------    -----------    ----------
   Volume (Homes)                                   16,393         13,851          18.4%       51,672         44,132          17.1%
   Revenues                                    $ 5,516,495    $ 4,521,505          22.0%  $16,166,084    $13,439,519          20.3%
   Gross profit                                $ 1,832,387    $ 1,414,297          29.6%  $ 5,269,573    $ 4,248,514          24.0%
   Operating income                            $ 1,191,314    $   892,397          33.5%  $ 3,513,445    $ 2,889,368          21.6%
   Net Interest Expense                        $   147,372    $   215,618         -31.7%  $   447,683    $   565,787         -20.9%
   Net Income                                  $   734,012    $   294,258         149.4%  $ 2,193,511    $ 1,391,281          57.7%
   EBITDA (a)                                  $ 1,362,098    $ 1,050,591          29.7%  $ 4,050,369    $ 3,174,837          27.6%
   Gross Margin                                       33.2%          31.3%                       32.6%          31.6%
   Operating Margin                                   21.6%          19.7%                       21.7%          21.5%
   EBITDA Margin                                      24.7%          23.2%                       25.1%          23.6%
   Earnings per share                                 2.19           0.88                        6.53           4.14
   Earnings per ADR presented in US (b)               1.20           0.48                        3.59           2.28
   Weighted avg. shares outstanding (MM)             335.9          335.9                       335.9          335.9
   Accounts receivable (as a % of sales)                                                         46.5%          42.1%
   Accounts receivable (days) period-end                                                          168            151
   Inventory turnover (days) period-end                                                           378            368
   Inventory (w/o land) turnover
      (days) period-end                                                                            68             80

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the fourth quarter 2007 and 2006.

(b) US$ values estimated using an exchange rate Ps.10.90 per US$1.00. Common share/ADR ratio: 6:1

Operating Results

Homex operated in 33 cities and 21 states across Mexico as of December 31, 2007.

Sales Volumes. During the quarter, sales volume totaled 16,393 homes, of which affordable entry-level volumes accounted for 14,413 homes, or 87.9% of the total sales volume. Increased availability of financing from all sources, particularly INFONAVIT, contributed to the higher volume of sales of affordable entry-level homes. Middle-income volume was 1,980 homes, or 12.1% of total sales volume.

--------------------------------------------------------------------------------
VOLUME
--------------------------------------------------------------------------------
                                           Change
                                           4Q07 /                       Change
                        4Q'07     4Q'06    4Q06     2007 FY   2006 FY    07/06
---------------------- -------   -------   -----    -------   -------   ------
Affordable-entry        14,413    12,065      19.5%  46,683    39,940      16.9%
Middle income            1,980     1,786      10.8%   4,989     4,192      19.0%
Total volume            16,393    13,851      18.4%  51,672    44,132      17.1%

For the year 2007, sales volume totaled 51,672 homes, a 17.1% increase from the 44,132 units sold during 2006. Affordable entry-level volumes increased by 16.9% in 2007, or 90.3% of total sales volume. Middle-income volume increased 19.0% compared to 2006 levels.

The average price during the fourth quarter for all homes sold was Ps.335 thousand, a 3.8% increase compared to the fourth quarter of 2006. The result was in part driven by an improved product offering within the middle-income segment that resulted in a 6.6% average price increase and by a 4.5% increase in the average price for affordable-entry level homes mainly driven by a higher focus in the upper segments of the affordable-entry level. For the year 2007, average price for all homes sold was Ps.313 thousand, a 2.7% increase from 2006, mainly driven from the 7.1% increase in the average price of our middle- income sold units.

----------------------------------------------------------------------------------------------------------------------------
AVERAGE PRICE                                                                                        PRICE RANGE BY SEGMENT*
----------------------------------------------------------------------------------------------------------------------------
                                                              Change
Thousands of constant pesos as of                              4Q07 /                           Change
December 31, 2007                        4Q'07      4Q'06      4Q06       2007 FY    2006 FY    07 /06        Low      High
------------------------------------   --------   --------   --------    --------   --------   --------    --------   ------
      Affordable-entry                 $    272   $    260        4.5%   $    264   $    260        1.9%   $    185   $  600
      Middle income                    $    797   $    747        6.6%   $    736   $    687        7.1%   $    601   $2,100
      Average price for all homes      $    335   $    323        3.8%   $    313   $    305        2.7%
      Compound average price for all
      homes                            $    423   $    405        4.2%   $    372   $    352        5.7%

* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. As of December 31, 2007, the Company's customers obtained mortgages from the Mexican Workers' Housing Fund (INFONAVIT), the three largest Sofoles, five commercial banks and FOVISSSTE. During the fourth quarter of 2007, INFONAVIT represented 81.5% of the mortgages granted to Homex's customers. During the twelve-month period ended December 31, 2007, much of the Company's affordable entry-level customers obtained mortgages provided by INFONAVIT, which represented 78.7% of the total mortgages granted to Homex customers during the year.

--------------------------------------------------------------------------------------------------------------
MORTGAGE FINANCING BY SEGMENT
--------------------------------------------------------------------------------------------------------------
Number of Mortgages                                                 Number of Mortgages
----------------------------------------------------------------    ------------------------------------------
                                   %of                    % of                  % of                   % of
Financing Source       4Q'07      Total        4Q'06      Total     2007 FY     Total      2006 FY     Total
-------------------   --------   --------    --------   --------    --------   --------    --------   --------
INFONAVIT               13,360       81.5%      9,651       75.6%     40,665       78.7%     33,011      74.8%
SHF & Banks              1,951       11.9%      1,976       15.5%      7,236       14.0%      7,061      16.0%
FOVISSSTE                1,082        6.6%      1,136        8.9%      3,771        7.3%      4,060       9.2%
Total                   16,393      100.0%     12,763      100.0%     51,672      100.0%     44,132     100.0%

Geographic Expansion. 2007 represented a historical record for the Company's expansion, during which time the Company started operations in six new cities, Coatzacoalcos, Queretaro, Cancun, Rosarito, Torreon and Ensenada, initiating 24 new expansion projects throughout the country with 38 different phases initiated on existing projects. The fourth quarter 2007 alone represented a new record as well, three out of the six new cities in which Homex started operations where opened in the period. During the fourth quarter the Company consolidated its operations in these new and existing cities and launched 15 new affordable-entry phases or expansion projects, and two new affordable-entry developments in Morelia and Mexicali. Homex continued to follow a strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in major metropolitan areas in Mexico.

These initiatives are preparing Homex to seize opportunities in the future. Homex is one of the leading homebuilders in Mexico's top four markets: Mexico City metropolitan area, Guadalajara, Monterrey and Tijuana and continues to have one of the leading positions in the additional 29 cities where the Company operates.

In 2008, geographic diversification will continue to be an important part of the Company's long-term growth strategy. Homex will also be building a position in the tourism market by developing communities for the second-home market in key tourist destinations within Mexico. The first stage of development involves launches in Cancun, Los Cabos, and Puerto Vallarta.

"We continue to be encouraged by the positive economic environment in the markets in which we operate," commented Alan Castellanos, Homex's Chief Financial Officer. "GDP growth in the country, according to the Central Bank of Mexico, was 3.8% in the fourth quarter of 2007, and the construction sector grew 2.6% during that period. In Mexico, there is still a structural deficit of more than two million homes - the vast majority of which are in the affordable-entry level segment where Homex is the market leader."

Financial Results

Revenues increased 22.0% in the fourth quarter of 2007 to Ps.5,516 million from Ps.4,521 million in the same period of 2006. Total housing revenues in the fourth quarter of 2007 increased 22.9%, driven in part by higher affordable-entry level sales volume, as well as higher average prices in both segments. Affordable-entry level revenues increased significantly during the fourth quarter 2007 by 24.9%, while revenues from middle-income increased a solid 18.2%. As a percentage of total revenues, affordable-entry level increased to 71.0% in the fourth quarter of 2007. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, decreased 57.6% mainly as a result of increased internal use of existing capacity.

---------------------------------------------------------------------------------------------------------------------
REVENUES BREAKDOWN
---------------------------------------------------------------------------------------------------------------------
Thousands of constant pesos as of                                    Change                                   Change
December 31, 2007                        4Q'07         4Q'06        07 / 06     2007 FY        2006 FY       07 / 06
----------------------------------   ------------   ------------   ---------  ------------   ------------   ---------
     Affordable-entry                $  3,918,155   $  3,138,144       24.9%  $ 12,342,818   $ 10,365,792       19.1%
     Middle income                   $  1,577,741   $  1,334,807       18.2%  $  3,669,701   $  2,879,092       27.5%
     Total housing revenues          $  5,495,896   $  4,472,951       22.9%  $ 16,012,519   $ 13,244,885       20.9%
     Other revenues                  $     20,599   $     48,554      -57.6%  $    153,565   $    194,634      -21.1%
     Total revenues                  $  5,516,495   $  4,521,505       22.0%  $ 16,166,084   $ 13,439,519       20.3%

For the full year 2007, revenues increased 20.3% to Ps.16,166 million from Ps.13,440 million in 2006. Total housing revenues in 2007 increased 20.9%, driven by higher middle-income sales volume and average prices in the segment. Middle-income represented 22.7% of total revenues in 2007 compared to 21.4% in 2006. Affordable entry-level represented 76.4% of total revenues in 2007 compared to 77.1% in 2006. In 2007, Homex reported other revenues of Ps.154 million, a 21.1% reduction compared to 2006. The reduction is mainly a result of increased internal use of existing capacity of our prefabricated construction materials such as block and concrete and consequently lower sales of ready mix concrete and concrete block during 2007 to third parties.

Gross Profit. Homex generated a gross margin of 33.2% in the fourth quarter of 2007, a significant improvement of 194 basis points, compared to 31.3% in the same period of last year. The stronger margin was mainly driven by the implementation and progressive use of aluminum moulds in some of the Company's projects, our focus on reducing land licensing and permitting costs, a better supply control derived from the progressive use of our mould technology, and lower construction materials prices driven by a higher use of concrete (as main material), as well as effective negotiations with our main suppliers. For the quarter, gross profit increased 29.6% to Ps.1,832 million from Ps.1,414 million in the same quarter of 2006.

For the twelve months ended December 31, 2007, gross profit increased 24.0% to Ps.5,270 million from Ps.4,248 million in 2006. As a percentage of total revenues, gross profit increased to 32.6% in 2007 from 31.6% in 2006.

Selling and Administrative Expenses (SG&A). The amortization of the "Casas Beta" brand in the fourth quarter of 2007 resulted in a non-cash impact on SG&A line of approximately Ps.24 million. A portion equivalent to 12 months of the "Casas Beta" brand value was amortized during the fourth quarter of 2006 when the Company registered a non-cash impact in SG&A of approximately Ps.94 million.

As a percentage of total revenues and excluding the amortization effect of the "Casas Beta" brand, selling and administrative expenses in the fourth quarter of 2007 increased to 11.2% from 9.5% in the fourth quarter of 2006. This increase in SG&A for the quarter was principally the result of expenses incurred in connection with the development of our new tourism division and the new offices and management team that will oversee the operations of this division. Additionally, the increase also reflects the costs incurred in commencing eleven new building projects in the last half of 2007, an all time record for the Company.

For the year, total SG&A increased to Ps.1,756 million in 2007 compared to Ps.1,359 million in 2006.

-----------------------------------------------------------------------------------------------------------------------------------
SELLING AND ADMINISTRATIVE EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------
Thousands of constant
pesos as of                                   % of                % of    Change                % of                % of    Change
December 31, 2007                   4Q07      Total     4Q06      Total  07 / 06   FY 2007      Total    FY 2006    Total   07 / 06
------------------------------   ----------  ------- ----------  ------- -------  ----------   -------  ---------- -------  -------
   Selling and
     administrative expenses     $  616,932    11.2% $  427,423     9.5%   44.3%  $1,661,369     10.3%  $1,264,670    9.4%    31.4%
   Beta trademark amortization       24,141     0.4%     94,477     2.1%  -74.4%   $   94,759     0.6%  $   94,477    0.7%     0.3%
   TOTAL SELLING AND             $  641,074    11.6% $  521,900    11.5%   22.8%  $1,756,128     10.9%  $1,359,147   10.1%    29.2%
     ADMINISTRATIVE EXPENSES

Operating income in the fourth quarter of 2007 increased 33.5% to Ps.1,191 million compared to Ps.892 million in the same period of 2006. Operating income as a percentage of revenues reached 21.6% in the fourth quarter of 2007 compared to 19.7% in the same period of 2006, also affected by the non-cash amortization of a portion equivalent to 12 months of the "Casas Beta" brand value.

In 2007, operating income increased by 21.6% to Ps.3,513 million compared to Ps.2,889 million in 2006. Including the non-cash items, operating income as a percentage of revenues was 21.7% in 2007 compared to 21.5% in 2006.

Other Income (Expense). In the fourth quarter 2007, the Company registered other income of Ps.75 million compared to other expense of Ps.3 million in the fourth quarter of 2006. For the year other income increased to Ps.240 million from Ps.48 million in 2006. The fourth quarter and full year 2007 higher result was mainly driven by a partial recovery of VAT taxes during the periods.

Net comprehensive financing cost decreased to Ps.161 million in the fourth quarter of 2007 compared to Ps.349 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 2.9% in the fourth quarter of 2007 compared to 7.7% in the same quarter of 2006. The drivers of this increase included the following:

   a) Net interest expense decreased to Ps.147 million in the fourth quarter of 2007 from Ps.216 million in the fourth quarter of 2006 mainly driven by an increase in interest income and a reduction in the Company's borrowing interest rates.

   b) The Company's reported non-cash monetary position in the fourth quarter of 2007 was Ps.73 million compared to Ps.39 million in the fourth quarter of 2006, as a result of higher non-monetary assets.

   c) Foreign exchange gain in the fourth quarter of 2007 was Ps.59 million compared to a foreign exchange loss of Ps.94 million in the fourth quarter of 2006, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

The monetary position and the foreign exchange gain are both non-cash items.

For the year 2007, net comprehensive financing cost as a percentage of revenues was 2.8%, compared to 5.9% during 2006. In absolute terms, net comprehensive financing cost decreased to Ps.454 million from Ps.791 million in 2006, mainly driven by a higher foreign exchange gain derived from the net changes in the translation of our foreign currency-denominated debt and higher interest income.

Net income for the fourth quarter of 2007 increased 149.4% to Ps.734 million from the Ps.294 million reported in the same period of 2006, reflecting higher sales and operative efficiencies as well as non-cash effects to the net comprehensive financial cost.

Earnings per share for the fourth quarter were Ps.2.19, as compared to Ps.0.88 in the fourth quarter of 2006. For the year earnings per share were Ps.6.53, as compared to Ps.4.14 in 2006.

EBITDA margin improved to 24.7% in the fourth quarter of 2007 from 23.2% in the same period last year, mainly as result of higher sales and the recoveries of VAT in the period. EBITDA for the fourth quarter of 2007 rose 29.7% to Ps.1,362 million from Ps.1,051 million recorded in the fourth quarter of 2006. Without considering the VAT recoveries, EBITDA margin during the fourth quarter of 2007 was stable at 23.3%.

The following table sets forth a reconciliation of net income to EBITDA for the fourth quarter 2007 and 2006.

--------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
DERIVED FROM OUR MFRS FINANCIAL INFORMATION
--------------------------------------------------------------------------------
Thousands of constant pesos as of
December 31, 2007                                        4Q07           4Q06
--------------------------------------------------   ------------   ------------
   Net Income (loss)                                 $    734,012   $    294,258
   Depreciation                                            65,743         54,256
   Beta Trademark                                          24,141         94,477
   Other Expense                                            5,885         12,431
   Net Comprehensive Financing Cost                       161,127        348,974
   Income Tax Expense                                     332,366        200,147
   Minority Interest                                       38,823         46,048
   EBITDA                                            $  1,362,098   $  1,050,591

EBITDA margin for the year reached 25.1% in 2007 from 23.6% in 2006. EBITDA for 2007 rose to Ps.4,050 million, an increase of 27.6% from Ps.3,175 million recorded in the same period of 2006. Without considering the VAT recoveries, EBITDA margin during 2007 improved to 23.6%, in line with our annual guidance.

--------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA DERIVED FROM            Acumulated
OUR MFRS FINANCIAL INFORMATION                                             as of
--------------------------------------------------------------------------------
Thousands of constant pesos as of
December 31, 2007                                       Dec-07         Dec-06
--------------------------------------------------   ------------   ------------
   Net Income (loss)                                 $  2,193,511   $  1,391,281
   Depreciation                                           196,307        130,829
   Beta Trademark                                          94,759         94,477
   Other Expense                                            5,885         12,431
   Net Comprehensive Financing Cost                       453,712        790,970
   Income Tax Expense                                     992,692        706,571
   Minority Interest                                      113,503         48,278
   EBITDA                                            $  4,050,369   $  3,174,837

Land Reserve. As of December 31, 2007, Homex's land reserve was 67.5 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 326,124 homes, of which 298,398 are focused on the affordable entry-level, 27,726 in the middle-income and higher end segment.

Homex has established land reserve policies to maintain three years of future sales of land bank on the balance sheet. In addition, Homex maintains approximately three years of additional anticipated sales in optioned land.

Liquidity. Homex's average debt maturity is 8.2 years. The Company had net debt of Ps.1,433 million as of December 31, 2007. Homex's debt to total capital ratio was 27.9% while interest coverage was 9.0x. Homex funded its cash needs for the fourth quarter of 2007, including land acquisitions, Capex, debt service and working capital requirements through a combination of cash flow from operations, working capital, credit lines and existing cash on hand. The Company has been able to grow its revenues 75% from 2005 to 2007 without changing its capital structure.

                  o     Net debt: Ps.1,433 million

                  o     Net debt to EBITDA ratio: 0.35x

                  o     Debt to total capitalization ratio: 27.9%

                  o     Interest coverage 9.0x

Free cash flow for the twelve months ended December 31, 2007, was close to neutral in the amount of negative Ps.93 million, net of resources from external financing and other land purchases and capital expenditures.

--------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH                   Acumulated as
FLOW DERIVED FROM OUR MFRS INFORMATION                                        of
--------------------------------------------------------------------------------
Thousands of constant pesos as of
December 31, 2007                                        Dec-07         Dec-06
--------------------------------------------------   ------------   ------------
   Net Income (loss)                                 $  2,193,511   $  1,391,281
   Items that did not require cash resources
      (non-cash items)                                  1,425,982        839,522
   Net resources used (generated)
      by operating activities                          -3,086,568       -923,716
   Capital Expenditures                                  -625,760       -302,392
   Free Cash Flow after land
      purchases and capex                                -$92,835   $  1,004,695

Accounts Receivable. Homex reported total receivables of 46.5% of revenues for the twelve months ended December 31, 2007, representing an increase over the 42.1% reported in the fourth quarter of 2006, calculated for the twelve months ended December 31, 2006.

The period-end days in accounts receivable, calculated as of December 31, 2007, were 168 days, compared to 151 days as of December 31, 2006. The year-over-year increase is mainly derived from the increased number of developments and new cities initiated in the period that resulted in a higher percentage of construction in progress as well as higher sales of middle-income in the period, which take longer to build and sale.

--------------------------------------------------------------------------------
WORKING CAPITAL CYCLE                                       4Q'07       4Q'06
------------------------------------------------------   ----------   ----------
   Inventory w/land days                                        378          368
   Turnover accounts receivable days                            168          151
   Turnover accounts payables days                              235          220
   Total Working Capital Cycle                                  311          299


The Company reported results in line with its 2007 guidance:

-------------------------------------------------------------------------------
2007 COMPANY GUIDANCE
-------------------------------------------------------------------------------
                                            Actual Results      Guidance 2007
-----------------------------------------   --------------      ---------------
   Revenues Growth                                    20.3%      17.0% to  20.0%
   EBITDA Margin (%)                               23.6%(1)       23.5% to 24.0%

(1)   without considering other income

2008   Guidance:   The  Company   reaffirmed  its  guidance  for  2008
published in December 2007:

--------------------------------------------------------------------
2008 COMPANY GUIDANCE
--------------------------------------------------------------------
                                                      Guidance 2008
--------------------------------------------------   ---------------
   Revenues Growth                                   16.0% to  18.0%
   EBITDA Margin (%)                                  24.0% to 25.0%

Recent Business Highlights

Homex launched a new tourism division to serve second-home market in Mexico for foreign citizens.

On February 7, 2008, Homex announced a plan to strengthen its position in the tourism market by developing communities for the second-home market in key tourist destinations within Mexico.

Homex has worked for more than one year preparing for its entry into this segment. A number of marketing, demographic and viability studies as well as direct polls to potential customers in the United States, Canada and Mexico have helped the Company build a deep understanding of the market segment and its needs.

The first stage of development involves launches of "Las Villa de Mexico" developments in Cancun, Los Cabos, and Puerto Vallarta. These private communities with a superior product and service offerings will reflect the architecture and culture of Mexico adapted to the customs and living traditions of our target markets.

Homex launched an innovative real state development, first of its kind in Mexico.

On January 16, 2008, Homex, hosted a ceremony by the principal housing officials in Mexico to inaugurate a new community called "Zona Dorada", located in the city of Culiacan in the state of Sinaloa. This affordable entry-level project is the first community to be developed under the new concept "Comunidades Homex", based on an innovative model whose main attribute is its social orientation and environmentally friendly orientation.

The first Homex community will require a total investment of approximately Ps.350 million over the next 1.5 years and will create approximately 8,000 jobs. The project will house approximately 2,500 families who will be the first Mexican family complex to participate in this innovative real estate model in Mexico.

Homex, Azteca Foundation and Culiacan's municipal government inaugurated six parks to benefit more than 10,000 people.

On November 28, 2007, Homex inaugurated six parks in the city of Culiacan, donated in conjunction with Azteca Foundation and the City's municipal government. The development of these parks will improve the quality of life for the people living in five Homex's communities.

The total investment of this project amounted to Ps.2 million, and will be distributed among the six parks located in different communities in the city of Culiacan, Sinaloa. More than 10 thousand people living in these communities will be directly benefited from recreational areas, where they can integrate as a community by participating in cultural activities and sports, and also gain from the appreciation in the value of their homes and its community.

Homex receives "CMMI level 2" Accreditation for software development from the Software Engineering Institute (SEI).

On November 5, 2007, Homex received the level 2 CMMI (Capability Maturity Model Integration) accreditation from the SEI (Software Engineering Institute) at Carnegie Mellon University. This accreditation certifies that the Homex's Information Technology (IT) department will follow specific processes to develop software fulfilling the requirements of a world-wide recognized quality model used by the software manufacturing leaders. This will have a positive impact in our operational systems, as well as on the efficiency of our processes, therefore improving all control capabilities.


                               * * * * * * * * * *


About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month and twelve-month periods ended December 31, 2007 and 2006, the Consolidated Statement of Changes in Financial Position for the twelve-month period ended December 31, 2007 and 2006 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of December 31, 2007 and 2006.

HOMEX FOURTH QUARTER and Full YEAR 2007 RESULTS CONFERENCE CALL

DATE:       Wednesday, February 27, 2008

TIME:       9:00 AM Central Time (Mexico City)
            10:00 AM Eastern Time (New York)

HOSTS:      Gerardo de Nicolas, Chief Executive Officer

            Alan Castellanos, Vice President of Finance and Planning and Chief Financial Officer

            Carlos J. Moctezuma, Investor Relations Officer


DIAL-IN:    International: 1-719-457-2620
            U.S.: 1-877-780-3381
            Passcode: 7275347
            Please call 10 minutes prior to start time and request the Homex call

WEBCAST:    http://www.homex.com.mx/ri/index.htm


REPLAY: 1-719-457-0820, available one hour after the call ends or via webcast at http://www.homex.com.mx/ri/index.htm

---------------------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF DECEMBER 31, 2007 WITH DECEMBER 31,2006
---------------------------------------------------------------------------------------------------------------------------------
(Figures in thousands of constant                           dic-07                        dic-06                         Change
   December 31, 2007 pesos)                                                                                             07 / 06
-------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
   ASSETS
   CURRENT ASSETS
   Cash and cash equivalents                                2,362,924            9.7%     2,419,286           12.3%         -2.3%
   Accounts receivable, net                                 7,523,982           31.0%     5,653,871           28.8%          33.1%
   Inventories                                             11,432,333           47.1%     9,393,025           47.9%          21.7%
   Other current assets                                       491,735            2.0%       198,805            1.0%         147.3%
                                                          -----------                   -----------                   -----------
             Total current assets                          21,810,974           89.8%    17,664,988           90.0%          23.5%

   Property and equipment, net                              1,152,638            4.7%       669,095            3.4%          72.3%
   Goodwill                                                   731,861            3.0%       731,861            3.7%           0.0%
   Other assets                                               594,172            2.4%       554,117            2.8%           7.2%
                                                          -----------                   -----------                   -----------
            TOTAL                                          24,289,645          100.0%    19,620,061          100.0%          23.8%
                                                          ===========                   ===========                   ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES
   Notes payable to financial institutions                     78,515            0.3%        91,392            0.5%        -14.1%
   Accounts payable                                         7,125,044           29.3%     5,606,393           28.6%          27.1%
   Advances from customers                                    336,626            1.4%       302,668            1.5%          11.2%
   Taxes payable                                              154,483            0.6%       259,379            1.3%        -40.4%
                                                          -----------                   -----------                   -----------
             Total current liabilities                      7,694,668                     6,259,833                          22.9%

   Long-term notes payable to financial institutions        3,717,172           15.3%     3,613,732           18.4%           2.9%
   Labor Obligations                                           76,056            0.3%        52,275            0.3%          45.5%
   DEFERRED INCOME TAXES                                    3,015,245           12.4%     2,101,717           10.7%          43.5%
                                                          -----------                   -----------                   -----------
            Total liabilities                              14,503,141           59.7%    12,027,557           61.3%          20.6%
                                                          ===========                   ===========                   ===========
   STOCKHOLDERS' EQUITY
   Common stock                                               528,011            2.2%       528,011            2.7%           0.0%
   Additional paid-in capital                               3,180,882           13.1%     3,280,223           16.7%         -3.0%
   Retained earnings                                        5,699,472           23.5%     3,505,961           17.9%          62.6%
   Excess in restated stockholders' equity                    340,323            1.4%       347,406            1.8%         -2.0%
                                                          -----------                   -----------                   -----------
   Cumulative initial effect of deferred income taxes        -157,829           -0.6%      -157,829           -0.8%           0.0%

           Majority Stockholders' Equity                    9,590,859           39.5%     7,503,772           38.2%          27.8%
                                                          -----------                   -----------                   -----------

   Minority interest                                          195,645            0.8%        88,733            0.5%         120.5%
           TOTAL STOCKHOLDERS' EQUITY                       9,786,504           40.3%     7,592,504           38.7%          28.9%

   TOTAL LIABILITIES AND SHAREHOLDERS'                     24,289,645          100.0%    19,620,061          100.0%          23.8%
   EQUITY

----------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF FOURTH QUARTER 2007 WITH
FOURTH QUARTER 2006
----------------------------------------------------------------------------------------------------------
(Figures in thousands of constant pesos
as of December 31, 2007)                       4Q'07                      4Q'06                    Change
                                                                                                   07 / 06
-----------------------------------------   -----------    --------    -----------    --------    --------
REVENUES
   Affordable-entry level revenue             3,918,155        71.0%     3,138,144        69.4%       24.9%
   Middle income housing revenue              1,577,741        28.6%     1,334,807        29.5%       18.2%
   Other revenues
                                                 20,599         0.4%        48,554         1.1%      -57.6%
TOTAL REVENUES                                5,516,495       100.0%     4,521,505       100.0%       22.0%
TOTAL COSTS                                   3,684,108        66.8%     3,107,208        68.7%       18.6%

GROSS PROFIT                                  1,832,387        33.2%     1,414,297        31.3%       29.6%
SELLING AND ADMINISTRATIVE EXPENSES
  Selling and Administrative Expenses           616,932        11.2%       427,423         9.5%       44.3%
  Beta Trademark Amortization                    24,141         0.4%        94,477         2.1%      -74.4%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES       641,074        11.6%       521,900        11.5%       22.8%

OPERATING INCOME                              1,191,314        21.6%       892,397        19.7%       33.5%
OTHER INCOME AND EXPENSES                            --
                                                 75,015         1.4%        -2,970        -0.1%         --
NET COMPREHENSIVE FINANCING COST
   Interest expense and commissions             183,164         3.3%       236,388         5.2%      -22.5%
   Interest income                              -35,792        -0.6%       -20,770        -0.5%         --
   Foreign exchange (gain) loss                 -59,290        -1.1%        94,044         2.1%         --
   Monetary position loss                        73,045         1.3%        39,313         0.9%       85.8%
                                                161,127         2.9%       348,974         7.7%      -53.8%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE     1,105,201        20.0%       540,453        12.0%      104.5%

INCOME TAX EXPENSE                              332,366         6.0%       200,147         4.4%       66.1%
NET INCOME                                      772,835        14.0%       340,305         7.5%      127.1%
MAJORITY INTEREST                               734,012        13.3%       294,258         6.5%      149.4%
MINORITY INTEREST                                38,823         0.7%        46,048         1.0%      -15.7%
NET INCOME                                      734,012        13.3%       294,258         6.5%      149.4%
Earnings per share                                 2.19         0.0%          0.88         0.0%      149.4%

EBITDA                                        1,362,098        24.7%     1,050,591        23.2%       29.7%

---------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF TWELVE MONTHS 2007 WITH
TWELVE MONTHS 2006
---------------------------------------------------------------------------------------------------
Figures in thousands of constant pesos        2007 YTD               2006 YTD                Change
as of December 31, 2007                                                                     07 / 06
-----------------------------------------    ----------    -------  ----------    -------   -------
REVENUES
   Affordable-entry level revenue            12,342,818       76.4% 10,365,792       77.1%    19.1%
   Middle income housing revenue              3,669,701       22.7%  2,879,092       21.4%    27.5%
   Other revenues                               153,565        0.9%    194,634        1.4%   -21.1%
                                             ----------             ----------
TOTAL REVENUES                               16,166,084      100.0% 13,439,519      100.0%    20.3%
TOTAL COSTS                                  10,896,511       67.4%  9,191,005       68.4%    18.6%

GROSS PROFIT                                  5,269,573       32.6%  4,248,514       31.6%    24.0%
SELLING AND ADMINISTRATIVE EXPENSES
  Selling and Administrative Expenses         1,661,369       10.3%  1,264,670        9.4%    31.4%
  Beta Trademark Amortization                    94,759        0.6%     94,477        0.7%     0.3%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES     1,756,128       10.9%  1,359,147       10.1%    29.2%

OPERATING INCOME                              3,513,445       21.7%  2,889,368       21.5%    21.6%
OTHER INCOME                                    239,973        1.5%     47,732        0.4%   402.7%
NET COMPREHENSIVE FINANCING COST
   Interest expense and commissions             587,885        3.6%    674,579        5.0%   -12.9%
   Interest income                             -140,202       -0.9%   -108,792       -0.8%    28.9%
   Foreign exchange (gain) loss                -108,601       -0.7%    148,397        1.1%    --
   Monetary position loss                       114,630        0.7%     76,786        0.6%    49.3%
                                             ----------             ----------
                                                453,712        2.8%    790,970        5.9%   -42.6%
                                             ----------             ----------
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE     3,299,706       20.4%  2,146,130       16.0%    53.8%

INCOME TAX EXPENSE                              992,692        6.1%    706,571        5.3%    40.5%
                                             ----------             ----------
NET INCOME                                    2,307,014       14.3%  1,439,559       10.7%    60.3%
                                             ==========             ==========
MAJORITY INTEREST                             2,193,511       13.6%  1,391,281       10.4%    57.7%
MINORITY INTEREST                               113,503        0.7%     48,278        0.4%   135.1%
                                             ----------             ----------
NET INCOME                                    2,193,511       13.6%  1,391,281       10.4%    57.7%
                                             ==========             ==========
Earnings per share                                 6.53                   4.14                57.7%

EBITDA                                        4,050,369       25.1%  3,174,837       23.6%    27.6%

             Consolidated Statement of Changes in Financial Position
             For the twelve months ended December 31, 2007 and 2006
    (In thousands of Mexican pesos of purchasing power of December 31, 2007)
--------------------------------------------------------------------------------

                                                         FY 2007       FY 2006
                                                       ----------    ----------
   Net income                                           2,193,511     1,391,281
 Non Cash items:
   Depreciation                                           196,307       130,829
   Minority Interest                                      113,503        48,278
   Amortization of Intangibles                            100,644       114,529
   Labor obligations                                       22,836        19,347
   Deferred income taxes                                  992,692       526,539
                                                       ----------    ----------
                                                        3,619,493     2,230,803
  (Increase) decrease in:
  Trade accounts receivable                            (2,167,181)      151,277
  Inventories (w/land)                                 (2,039,308)   (3,503,491)
  Trade accounts payable                                1,518,651     2,182,439
  Other A&L, net (1)                                     (398,729)      246,060
                                                       ----------    ----------
Changes in operating assets and liabilities            (3,086,568)     (923,716)
                                                       ----------    ----------

Operating Cash Flow                                       532,925     1,307,087

Capex                                                    (625,760)     (302,392)
                                                       ----------    ----------

Free Cash Flow                                            (92,835)    1,004,695

Net Financing Activities                                   90,563        (9,557)
                                                       ----------    ----------

Net increase (decrease) cash and restricted cash           (2,272)      995,137

  Balance at beginning                                  2,419,286     1,424,149
                                                       ----------    ----------

     Balance at end                                     2,417,014     2,419,286
                                                       ----------    ----------

(1)   Includes adjustment of goodwill and others.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        Homex Development Corp.



Date: February 26, 2008
                                        By:    Alan Castellanos
                                        Name:  Alan Castellanos
                                        Title: Chief Financial Officer





                                        By:    Ramon Lafarga
                                        Name:  Ramon Lafarga
                                        Title: Administrative
                                                and Accounting Officer